Exhibit 4
BERGGRUEN HOLDINGS NORTH AMERICA LTD.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235
February 29, 2008
VIA OVERNIGHT MAIL
Board of Directors
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
     Re:     Offer for SunLink Health Systems, Inc.
Members of the Board:
     On November 7, 2007, Resurgence Health Group, LLC (“Resurgence”) with an equity commitment from Berggruen Holdings, submitted an offer to purchase all outstanding shares of SunLink Health Systems, Inc. (“SunLink”) for $7.50 per share in cash (the “Offer”). The Offer was made in good faith and at a significant premium.
     We have repeatedly asked you to meet with us so that we could fully explain the details of our Offer and so that you could become fully informed as a Board as your fiduciary duties to all of your stockholders requires. Other than paying us lip service to date and your misleading public disclosures that you are considering our Offer and intend to respond promptly, you have merely contacted us twice to sign a standstill agreement (“Standstill”) and a confidentiality agreement (“CA”) for the purpose of disseminating to us your business plans and projections (“Forecasts”). We will not sign a Standstill. However, we are willing to execute the CA only for non-public information which will become stale as a result of subsequent public filings. We have no interest in receiving any prognostications in the form of Forecasts concerning the future of SunLink. In that we operate in the same core business as you and have performed our own financial analysis, we believe our Offer represents maximum value to all Sunlink stockholders and, as we informed you, our Offer is subject only to confirmatory business financial and legal due diligence primarily at the facility level.
     If the Board, after meeting with us and considering in good faith all aspects of our Offer, believes that our price indication is inadequate based on the intrinsic value of Sunlink, then the Board is free to reject our Offer and to specify publicly to all of your stockholders the reasons therefore and the details of the strategic alternatives which management intends to pursue to promptly remediate the continued erosion of the Company’s operations, financial performance and competitive position.
     We expect you to respond to our Offer promptly. Your inexplicable failure to meet with us for almost four months when you have announced no alternative business strategy or transaction is the equivalent of consciously ignoring your duties and burying your head in the sand. Such deliberate inaction and inattention to your fiduciary duties constitutes bad faith on your part in all respects.
     We demand that you turn over all Board and Committee minutes and stockholder lists as we requested and as required under Ohio law.
     We await your prompt response to our correspondence.

Very truly yours,

Berggruen Holdings North America Ltd.

By:	/s/ Jared S. Bluestein

Name:	Jared S. Bluestein
Title:	Chief Operating Officer

Cc:	Mr. Philip H. Eastman, III, President
Resurgence Health Group, LLC

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP

Clifford A. Roe, Esq.
Dinsmore & Shohl, LLP

Charles D. Ganz, Esq.
Sutherland Asbill & Brennan LLP